CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$9,225,000	$362.54

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $232,010.95 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $362.54 offset against the registration fee due for this offering and of which $231,648.41 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 124 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 98-A-I dated November 21, 2008	Registration Statement No. 333-155535 Dated March 5, 2009 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $9,225,000 Index Knock-OutNotes Linked to the S&P 500® Index due September 13, 2010

General

  The notes are designed for investors who seek to participate in the appreciation of the S&P 500® Index at maturity and who anticipate that the Index Level will not decline, as compared to the Initial Index Level, by more than 25% at any time during the Monitoring Period (approximately the last six months of the term of the notes). Investors should be willing to forgo interest and dividend payments and, if the Index Level declines, as compared to the Initial Index Level, by more than 25% at any time during the Monitoring Period, be willing to lose some or all of their principal. If the Index does not decline, as compared to the Initial Index Level, by more than 25% at any time during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Index Return and (b) the Contingent Minimum Return of 3.50% at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 13, 2010†.
  Minimum denominations of $20,000 and integral multiples $1,000 in excess thereof.
  The notes priced on March 5, 2009 and are expected to settle on or about March 10, 2009.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Knock-Out Event:	A Knock-Out Event occurs if, at any time during the Monitoring Period, the Index Level has decreased, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	25%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level has declined from the Initial Index Level.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Index Return and (ii) the Contingent Minimum Return. For additional clarification, please see “What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?”

Contingent Minimum Return:	3.50%
Monitoring Period:	The period from March 5, 2010 to and including the Observation Date. This period represents approximately the last six months of the term of the notes.
Index Level:	At any time, the value at such time for the Index as published by Bloomberg L.P. on page “SPX <Index> <Go>” or any successor page.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The closing level of the Index on the pricing date, which was 682.55.
Ending Index Level:	The closing level of the Index on the Observation Date.
Observation Date:	September 8, 2010†
Maturity Date:	September 13, 2010†
CUSIP:	48123LM43
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 98-A-I.

Investing in the Index Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 98-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$18	$982

Total	$9,225,000	$166,050	$9,058,950

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $18.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $9.00 per $1,000 principal amount note.  See “Plan of Distribution” beginning on page PS-37 of the accompanying product supplement no. 98-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $18.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

March 5, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 98-A-I dated November 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 4, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 98-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 98-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241208/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 700 and reflect the Contingent Minimum Return of 3.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return

Ending Index Level	Index Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

1260.00	80.00%	80.00%	80.00%
1155.00	65.00%	65.00%	65.00%
1050.00	50.00%	50.00%	50.00%
980.00	40.00%	40.00%	40.00%
910.00	30.00%	30.00%	30.00%
840.00	20.00%	20.00%	20.00%
805.00	15.00%	15.00%	15.00%
770.00	10.00%	10.00%	10.00%
735.00	5.00%	5.00%	5.00%
724.50	3.50%	3.50%	3.50%
717.50	2.50%	3.50%	2.50%
700.00	0.00%	3.50%	0.00%
665.00	-5.00%	3.50%	-5.00%
630.00	-10.00%	3.50%	-10.00%
595.00	-15.00%	3.50%	-15.00%
560.00	-20.00%	3.50%	-20.00%
525.00	-25.00%	3.50%	-25.00%
490.00	-30.00%	N/A	-30.00%
420.00	-40.00%	N/A	-40.00%
350.00	-50.00%	N/A	-50.00%
280.00	-60.00%	N/A	-60.00%
210.00	-70.00%	N/A	-70.00%
140.00	-80.00%	N/A	-80.00%
70.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1)	The Index Level has not declined, as compared to the Initial Index Level, by more than 25% at any time during the Monitoring Period.
(2)	The Index Level has declined, as compared to the Initial Index Level, by more than 25% at any time during the Monitoring Period.

JPMorgan Structured Investments — Index Knock-Out Notes Linked to of the S&P 500® Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 700 to an Ending Index Level of 717.50. Because a Knock-Out Event has not occurred and the Index Return of 2.50% is less than the Contingent Minimum Return of 3.50%, the investor receives a payment at maturity of $1,035 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 700 to an Ending Index Level of 595. Because a Knock-Out Event has not occurred and the Index Return of -15% is less than the Contingent Minimum Return of 3.50%, the investor receives a payment at maturity of $1,035 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 700 to an Ending Index Level of 770. Because a Knock-Out Event has not occurred and the Index Return of 10% is greater than the Contingent Minimum Return of 3.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100

Example 4: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 700 to an Ending Index Level of 630. Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 5: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 700 to an Ending Index Level of 805. Because a Knock-Out Event has occurred and the Index Return is 15%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 15%) = $1,150

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 3.50% on the notes, or a minimum payment at maturity of $1,035 for every $1,000 principal amount note. Even if a Knock-Out Event has occurred, if the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 98-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 98-A-I.  Notwithstanding any disclosure in product supplement no. 98-A-I to the contrary, our special tax counsel in this transaction is Davis Polk & Wardwell. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments — Index Knock-Out Notes Linked to of the S&P 500® Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 98-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index Level has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount of 25% at any time during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 25% will terminate. Under these circumstances, you could lose some or all of your principal.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  YOUR PROTECTION MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD — If the Index Level at any time during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 25%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Index Level as compared to the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index Level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 25%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 3.50% MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD — If the Index Level at any time during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 25%, you will not be entitled to receive the Contingent Minimum Return of 3.50% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  POTENTIAL EXPOSURE TO INDEX DECLINE DURING THE LAST SIX MONTHS OF THE TERM OF THE NOTES — The Monitoring Period is the period from March 5, 2010 to and including the Observation Date, which represents approximately the last six months of the term of the notes. Whether a Knock-Out Event occurs depends solely on the Index performance during this six-month Monitoring Period, regardless of the Index performance prior to March 5, 2010. Accordingly, if the Index has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount of 25% during the Monitoring Period, a Knock-Out Event will have occurred, regardless of any appreciation of the Index prior to the start of the Monitoring Period, which may be significant. The likelihood of a Knock-Out Event occurring and your potentially losing some or all of your principal amount at maturity increases if there is a significant decrease in the Index Level during the last six months of the term of the notes or if there is significant volatility in the Index Level during that period.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

JPMorgan Structured Investments — Index Knock-Out Notes Linked to of the S&P 500® Index	PS-3
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical closing level of the Index from January 2, 2004 through February 27, 2009. The closing level of the Index on March 5, 2009 was 682.55. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Level at any time during the Monitoring Period or the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Index Knock-Out Notes Linked to of the S&P 500® Index	PS-4